Watts, Griffis and McOuat
Since 1962
CONSULTING GEOLOGISTS AND ENGINEERS

July 9, 2010

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

Re: Mala Noche Resources Corp. (the "Company")

I, Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited, am the co-author of the technical report entitled "*Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.*" dated May 13, 2010 and amended June 28, 2010 (the "Report") and I consent to the public filing of the Report with the securities regulatory authorities referred to above, and to the inclusion of a summary of information from the Report in the Company's final short form prospectus dated July 9, 2010 (the "Prospectus").

I confirm that I have read the Prospectus and it fairly and accurately represents the technical information in the Report that supports the Prospectus.

Yours truly,

Velasquez Spring, P.Eng.
Senior Geologist

WATTS, GRIFFIS AND McOUAT LIMITED SUITE 400 - 8 KING STREET EAST, TORONTO, CANADA, M5C 1B5
TEL: (416) 364-6244 FAX: (416) 864-1675 EMAIL: info@wgm.ca WEB: www.wgm.ca